Exhibit 99.1

Jupai Announces US$10 Million Share Repurchase Program

SHANGHAI, February 26, 2020 - Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced that the Company’s board of directors approved a share repurchase program under which the Company is authorized to repurchase its American depositary shares (“ADSs”) with an aggregate value of up to US$10 million over the next 24-month period.

Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer, said, “This share repurchase program demonstrates our confidence in the long-term growth prospects of Jupai and the overall wealth management industry in China. We remain committed to strengthening our business operations and enhancing value for our shareholders.”

The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The timing and extent of any purchases will depend on market conditions, the trading price of the Company’s ADSs and other factors, subject to all applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size accordingly. The Company plans to use its available cash balance to fund repurchases made under this program.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

Contact:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 5226 5819

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Email: Jupai-IR@thefootegroup.com